        As filed with the Securities and Exchange Commission on  July 24, 1996


                                                        Registration No. 333-306
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                   ----------------


                                   AMENDMENT NO. 3


                                         TO
                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                                   ----------------

                               PACIFIC REHABILITATION &
                                SPORTS MEDICINE, INC.
                  (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         DELAWARE                              93-1072052
    (STATE OF INCORPORATION)           (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                          8100 N.E. PARKWAY DRIVE, SUITE 190
                             VANCOUVER, WASHINGTON  98662
                       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                          TELEPHONE NUMBER:  (360) 260-8130
                                   ----------------

                                  WILLIAM A. NORRIS
                 EXECUTIVE VICE PRESIDENT - FINANCE & ADMINISTRATION
                          8100 N.E. PARKWAY DRIVE, SUITE 190
                             VANCOUVER, WASHINGTON  98662
                       (NAME AND ADDRESS OF AGENT FOR SERVICE)
                          TELEPHONE NUMBER:  (360) 260-8130

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                           ------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                          --------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ----------------------


                            CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM       PROPOSED
TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE    OFFERING PRICE PER      MAXIMUM         AMOUNT OF
       TO BE REGISTERED                 REGISTERED          SHARE ()          AGGREGATE     REGISTRATION FEE
                                                                              OFFERING
                                                                               PRICE
- --------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value            1,057,238        $8.1875(1)        $8,656,136(1)      $2,985(3)
- --------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value               39,473         $4.10(2)           $161,840(2)         $56(3)
- --------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value              149,354        $3.875(4)            578,747(4)      200.00(3)
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act") on the basis of the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq Stock Market on January 11, 1996.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act on the basis of the average of the high and low prices of the Registrant's common stock as reported on the NASDAQ Stock Market on April 30, 1996.

(3) $2,985.00 of the registration fee was paid upon filing of the Registration Statement on January 16, 1996 and $56.00 was paid on May 3, 1996 and $200.00 is paid herewith.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act on the basis of the average of the high and low prices ($4.125 and $3.625 respectively) of the Registrant's common stock as reported on the NASSDAQ Stock Market on July 22, 1996

                                ----------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                ----------------------

                    PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

                                ----------------------


  ITEM NUMBER AND HEADING IN
FORM S-3 REGISTRATION STATEMENT        LOCATION OR CAPTION IN PROSPECTUS
- -------------------------------        ---------------------------------
1.  Forepart of Registration
    Statement and Outside Front        Forepart of Registration Statement;
    Cover Page of Prospectus . . . .   Outside Front Cover Page
2.  Inside Front and Outside Back      Inside Front and Outside Back Cover
    Cover Pages of Prospectus. . . .   Pages
3.  Summary Information, Risk
    Factors, and Ratio of Earnings     Prospectus Summary; Risk Factors; The
    to Fixed Charges . . . . . . . .   Company
4.  Use of Proceeds. . . . . . . . .   Not Applicable
5.  Determination of Offering Price.   Not Applicable
6.  Dilution . . . . . . . . . . . .   Not Applicable
7.  Selling Security Holders . . . .   Selling Stockholders
8.  Plan of Distribution . . . . . .   Outside and Inside Front cover Page
9.  Description of Securities to be
    Registered . . . . . . . . . . .   Not Applicable
10. Interests of Named Experts and
    Counsel. . . . . . . . . . . . .   Not Applicable
11. Material Changes . . . . . . . .   Material Changes Since Year-End
12. Incorporation of Certain           Incorporation of Certain Information By
    Information By Reference . . . .   Reference
13. Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities. . . . . . . . .   Not Applicable

                                      PROSPECTUS

                                   1,246,062 SHARES

                                PACIFIC REHABILITATION
                               & SPORTS MEDICINE, INC.

                            COMMON STOCK ($0.01 PAR VALUE)


   This Prospectus relates to 1,246,062 shares of Common Stock (the "Shares") of Pacific Rehabilitation & Sports Medicine, Inc. (the "Company") to be offered from time to time by certain shareholders of the Company named in this Prospectus (the "Selling Shareholders"). All of the Shares offered hereunder are to be sold on behalf of the Selling Shareholders. The shares covered hereby include 279,199 shares of Common Stock held by certain Selling Shareholders issuable upon conversion of promissory notes held by such persons prior to the offering made by this Prospectus. This Prospectus does not cover such promissory notes; only the shares of Common Stock issuable upon exercise thereof are registered hereunder. The Company has been advised that the Selling Shareholders expect to offer the Shares in the over-the-counter market on the Nasdaq Stock Market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at prices otherwise negotiated. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate brokers' commissions, if any. By agreement, the Company will pay all of the expenses incident to the registration of the Shares. See "Selling Shareholders" and "Plan of Distribution."

   THE PURCHASE OF THE SHARES INVOLVE CERTAIN MATERIAL RISKS.  SEE "RISK
FACTORS."

   The Shares were or will be issued by the Company to the Selling Shareholders in connection with certain acquisitions of clinics pursuant to (1) the stock purchase agreement with Stephen B. Tollefson, P.S., dba Seattle ProSports Therapy, Stephen B. Tollefson and Jim Whitesel, dated June 1, 1995; (2) the stock purchase agreement with Northwest Evaluations for the Injured, Inc., and Edward J. Frye, dated June 1, 1995; (3) the asset purchase agreement with Gary McFarland, R.P.T., dated June 7, 1995; (4) the stock purchase agreement with United Therapists, Inc., P.S., Daniel R. Coleman, P.T., and Ingrid P. Coleman, P.T., dated June 8, 1995; (5) the asset purchase agreement with Michael C. Gibbons, P.T., dated June 22, 1995; (6) the stock purchase agreement with Northwest Physical Therapy Clinic, Inc., Robert E. Burles and Vinton R. Mougey, dated July 18, 1995; (7) the stock purchase agreement with Roger J. Miller Enterprises, Inc., dba Lake Oswego Physical Therapy, Roger J. Miller, Roger J. Miller Charitable Remainder Unitrust and Diane Shiffer, dated July 18, 1995; (8) the stock purchase agreement with Oregon City Physical Therapy, Inc., Paul Winklesky, Nancy Winklesky, and The Paul and Nancy Winklesky Charitable Remainder Trust, U/A/D June _____, 1995, dated July 18, 1995; (9) the stock purchase agreement with Newberg Physical Therapy, Inc., Roger Giles and Diane Giles, dated July 19, 1995; (10) the stock purchase agreement with Eischen Physical Therapy, Inc., and C. George Eischen, dated July 20, 1995; (11) the asset purchase agreement with James R. Weggenman, dba Willamette Physical Therapy, dated July 25, 1995; (12) the stock purchase agreement with Longview Physicians' Physical Therapy Services, P.S., Dennis Pittelko, P.T., and Bruce Peterson, P.T., dated July 25, 1995; (13) the asset purchase agreement with John Phillipe and Wayne Crinklaw, dba Hillsboro Physical Therapy Clinic, dated July 28, 1995; (14) the asset purchase agreement with Shaik M. Saheb, M.D., Inc. dated March 1, 1995; (15) the Settlement and Release Agreement with Dennis Pittelko, P.T. and Bruce Peterson, P.T., dated June 21, 1996; (16) the Settlement and Release Agreement with Michael C. Gibbons dated July 16, 1996;
(17) the Settlement and Release Agreement with Robert G. Burles dated July
16, 1996; (18) the Settlement and Release Agreement with Paul and Nancy Winklesky and The Paul and Nancy Winklesky Charitable Remainder Trust, U/A/D June __, 1995, dated July 18, 1996; (19) the Settlement and Release Agreement with Roger J. Miller Enterprises, Inc., dba Lake Oswego Physical Therapy,
Roger J. Miller, Roger J. Miller Charitable Remainder Unitrust and Diane
Shiffer dated July 22, 1996; (20) the Settlement and Release Agreement with
C. George Eischen dated July 18, 1996; (21) the Settlement and Release
Agreement with Vinton R. Mouget dated July 22, 1996; (22) the Settlement and Release Agreement with Roger Giles, dated July 22, 1996; (23) the
Settlement and Release Agreement with James R. Weggenman dated July 22, 1996; and (24) the Settlement and Release Agreement with Steven B. Tolleffson dated July 23, 1996.


   The Common Stock of the Company is traded on the over-the-counter Nasdaq Stock Market under the symbol "PRHB." On July 22, 1996, the last reported sale price for the Common Stock of the Company as reported on the Nasdaq Stock Market was $4.00 per share.


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
               ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                 OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    THE DATE OF THIS PROSPECTUS IS JULY 23, 1996.

                                  TABLE OF CONTENTS

Available Information .........................................................4
Incorporation of Certain Information by Reference..............................5
Summary........................................................................7
Forward Looking Statements.....................................................7
Risk Factors...................................................................8
The Company...................................................................16
Selling Shareholders..........................................................23
Plan of Distribution..........................................................24
Legal Matters.................................................................24
Experts.......................................................................25
Pro Forma Condensed Combined Financial Information ......................... P-1

                                AVAILABLE INFORMATION

   The Company is subject to the informational and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and exhibits and schedules filed as a part thereof. The statements contained in this Prospectus are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and the exhibits and schedules forming a part thereof may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference facilities of the Commission, upon payment of prescribed fees.

   The Company's Common Stock is traded on the over-the-counter market on the Nasdaq Stock Market. Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006. The Company furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and makes available upon request quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed by the Company (File No. 0-23472) with the Commission are incorporated by reference in this Prospectus:


   1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed April 1, 1996 (as amended by Amendment No. 2 on Form 10-K/A filed July 11, 1996);


   2. The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, filed May 15, 1996;


   3. The Company's Current Reports on Form 8-K dated (i) April 2, 1996 (filed April 5, 1996); (ii) April 15, 1996 (filed April 16, 1996);
        (iii) January 31, 1995 (filed February 15, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed April 17, 1995); (iv) March 6, 1995 (filed March 22, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed May 19, 1995); (v) April 28, 1995 (filed May 9, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed July 12, 1995); (vi) June 6, 1995 (filed June 21, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed August 21, 1995 and Amendment No. 2 on Form 8-K/A filed March 25,
        1996); (vii) June 13, 1995 (filed July 19, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed September 18, 1995 and Amendment No. 2 on Form 8-K/A filed March 25, 1996);(viii) July 21, 1995 (filed August 7, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed October 6, 1995 and Amendment No. 2 on Form 8-K/A filed March 25,
        1996); (ix) July 1, 1996, filed July 5, 1996; and (x) July 17, 1996, filed July 19, 1996;


   4. Amendment No. 1 on Form 10-K/A to the Company's Annual Report on Form 10-K for the period ended December 31, 1994, filed March 25, 1996;

   5. Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, filed March 25, 1996;

   6. Amendment No. 2 on Form 8-K/A to the Company's Current Report on Form 8-K dated May 14, 1994, filed March 25, 1996;

   7. Amendment No. 2 on Form 8-K/A to the Company's Current Report on Form 8-K dated June 27, 1994, filed March 25, 1996; and

   8. The Company's Registration Statement on Form 8-A dated February 22, 1994 (filed February 24, 1994).

   All documents and any definitive proxy statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement and this Prospectus or any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide, without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates by reference). Requests should be directed to William A. Norris, Executive Vice President - Finance & Administration, Pacific Rehabilitation & Sports Medicine, Inc., 8100 N.E. Parkway Drive, Suite 190, Vancouver, Washington 98662; (360) 260-8130.

   No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that any information contained herein is correct as to any time subsequent to its date.

                                       SUMMARY


   The Company provides physical therapy services to persons suffering from work, sports and accident related injuries. In March 1994, the Company merged with Pacific Rehab, Inc., an Oregon corporation. By way of closings on April 21, 1994 and May 9, 1994, the Company concluded an initial public offering of 2,760,000 shares of common stock (of which the Company sold 2,560,000 shares) at $6.00 per share. At December 31, 1994, the Company owned and operated a total of 39 clinics located in the states of Hawaii, California, Nevada, Arizona, Texas, Mississippi, Florida and Maryland. Through December 1995, the Company acquired 32 additional clinics, opened two new clinics and consolidated two clinics. As of June 30, 1996, in Hawaii the Company completed the closure of two clinics and related operations. As of the date hereof, the Company owns and operates a total of 70 clinics in the states of Oregon, Washington, California, Nevada, Hawaii, Arizona, Texas, Mississippi, Florida and Maryland.


   All Shares offered hereunder were issued (or will be issued in the case of convertible promissory notes to acquire shares of Common Stock) by the Company in acquisitions consummated prior to the date hereof and are to be sold on behalf of the Selling Shareholders. The Company has been advised that the Selling Shareholders expect to offer the Shares in the over-the-counter market on the Nasdaq Stock Market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at prices otherwise negotiated. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate brokers' commissions, if any. By agreement, the Company will pay all of the expenses incident to the registration of the Shares.

                              FORWARD LOOKING STATEMENTS

   This Prospectus contains certain forward looking statements concerning the Company, including, among others, that the Company intends to continue to expand its operations through internal growth and through a limited number of acquisitions, and cash, cash generated from operations, amounts available under current and future credit facilities and future debt and equity offerings will be sufficient to meet the Company's short and long term cash needs. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from these forward-looking statements.

   These forward-looking statements are based upon certain assumptions and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to other risks described elsewhere in this Prospectus, important factors to consider, many of which are beyond the Company's control, in evaluating such forward-looking statements include the assumptions that (i) the Company will not experience unanticipated working capital or other cash requirements; (ii) the outpatient rehabilitation market will continue to grow and consolidate and the Company will be able to consummate a limited number of strategic acquisitions on favorable terms; (iii) managed care organizations will continue to grow and control more patient referrals, such organizations will continue to demand that providers of outpatient rehabilitation services have a regional presence, and the Company will continue to be able to retain existing contracts and obtain new contracts with managed care organizations; (iv) changes in federal and state legislation will not further adversely impact the ability of physicians to refer patients to the Company's clinics; (v) reimbursement and utilization rates for the Company's therapy services will not be significantly reduced; (vi) the Company's marketing efforts are successful; (vii) the Company will be able to extend or replace its existing line of credit on favorable terms and conditions; and (viii) if needed, additional debt or equity capital will be available and on terms acceptable to the Company.

                                     RISK FACTORS

   In addition to the material contained, or incorporated by reference elsewhere, in this Prospectus, Selling Shareholders and the persons acquiring Shares hereunder should carefully consider the following factors.

   LIMITED LIQUIDITY AND CAPITAL RESOURCES. The Company's operations and acquisitions of clinics have been financed primarily by a private placement of common stock in 1992, its initial public offering of common stock in 1994, bank borrowings and cash generated from operations. The Company's current bank borrowings are pursuant to a line of credit facility with Bank of America Oregon. As of the date hereof, the maximum amount which could be borrowed was approximately $12.1 million and borrowings were approximately $11.7 million. The Line of Credit expires on August 1, 1996. There can be no assurance that the Company will be successful in obtaining a renewal or replacement for the Line of Credit, in which case, the Company may not be able to pay its debts and other obligations in the ordinary course and the Company may have to restructure the debt and obligations again and raise additional debt or equity capital, the costs or effects of which may be to reduce or dilute earnings.

   The Line of Credit contains three covenants, each of which must be satisfied at all times. Failure to satisfy these conditions could result in the Company being declared in default by the bank. The Company previously reported that, as of September 30, 1995, it was not in compliance with one of these covenants.
The Company's failure to meet this condition was the result of lower earnings and increases in the current portion of long-term obligations. In the agreement to modify the Line of Credit, the bank waived this condition. The Company and the bank entered into an agreement that retroactively revised the covenants for the Line of Credit. The Company was in compliance with these covenants as of December 31, 1995 and March 31, 1996. As a result of a one-time charge for expenses, estimated in the aggregate to total approximately $975,000, arising from the termination of the proposed merger with Horizon/CMS
Healthcare Corporation, a one-time charge for expenses, estimated, in the aggregate, to total approximately $3.5 million, arising from the closure of clinics and related operations in Hawaii, and projected lower earnings, the Company anticipates not being in compliance with at least one of these covenants as of the June 30, 1996 measurement date. The Company has notified the bank of this possibility and the bank and the Company are in negotiations regarding revisions to the covenants. The bank and the Company have agreed to extend the expiration date until August 1, 1996. If the Company is unable to comply with these covenants and is unable to reach agreement with the bank, the bank may declare the Company in default under the Line of Credit agreement, in which case the bank could demand immediate payment of all amounts outstanding under the Line of Credit agreement or, in light of the expiration of the Line of Credit agreement on August 1, 1996, could decline to renew the Line of Credit agreement on terms acceptable to the bank and the Company.

   During December 1995, the Company restructured the repayment terms with the holders of approximately $3,200,000 of its debt and obligations previously incurred in connection with acquisitions (the "Acquisition Debt"). In exchange for deferring payment of principal until 1997, the Company agreed to pay such holders interest of up to 9 percent per annum, except in one case where the applicable interest rate increased on March 31, 1996 from 9 percent to 12 percent per annum. Due dates for debt and obligations in the following amounts were amended to become due in 1997 as compared to the original due date that occurred in the following quarters: first quarter 1996, $1,900,000; second quarter 1996, $500,000; and third quarter 1996, $800,000. There can be no assurance that the Company will be able to pay the deferred Acquisition Debt and its other debts and obligations in the ordinary course, in which case the Company may have to restructure the debt and obligations again and raise additional debt or equity capital, the costs or effects of which may be to reduce or dilute earnings.

   The Company's ability to finance its activities from cash generated from operations may be adversely impacted by certain factors described elsewhere in this Prospectus, including adverse impacts on earnings from goodwill impairment, declines in patient referrals, difficulties in managing the Company's growth, reduction in reimbursement and utilization rates, impacts from governmental regulations and health care reform efforts, the loss of the services of key management personal, the inability to effectively compete with larger national and regional healthcare companies, and seasonal and quarterly variability in revenues and earnings in certain geographical markets. Because the Company's ability to borrow funds under its current Line of Credit is limited at this time, the Company's liquidity could be adversely impacted should any one or more of these risks materialize in a material manner. A material decline in cash generated from operations could cause the Company to be unable to pay its debts and other obligations in the ordinary course, in which case the Company may have to restructure the debt and obligations again and raise additional debt or equity capital, the costs or effects of which may be to reduce or dilute earnings.


   IMPACT ON EARNINGS FROM POSSIBLE GOODWILL IMPAIRMENT. The excess of total acquisition costs over the fair market value of net assets acquired (goodwill) represented approximately 72% of the Company's assets as of March 31, 1996. The Company amortizes goodwill over a period of 40 years. The Company reviews the expected undiscounted cash flow from clinics in a geographical area on a quarterly basis or more frequently when events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. If, in connection with such review, the Company determines that such cash flows are less than the amount of the goodwill associated with such clinics, the Company would have to reduce the goodwill to a fair value determined from expected discounted cash flows. Such a reduction could result in a material charge against earnings for the applicable period.


   POSSIBLE LOSS OF REFERRALS. The Company has acquired and may, on a selective basis in the future, acquire certain of its clinics from health care professionals, such as physicians, who are the primary patient referral source for such clinics. Upon consummation of an acquisition, the Company seeks to broaden the clinic's referral base by expanding its marketing efforts to other physicians, insurance companies, managed care organizations, lawyers and employers. Initially, however, many of the clinics continue to derive a significant amount of their revenue from their existing referral sources where permitted by applicable law. After the Company acquires such a clinic, the incentive for the former owners to refer patients could be diminished. Under current and proposed federal and state legislation, depending on the type of consideration paid by the Company and the nature of any other financial relationships between the Company and the sellers, the seller or other referral sources may be prohibited from referring patients to the clinic. In connection with the acquisition of clinics from physicians, the Company typically enters into noncompetition agreements with the sellers (although such sellers are not restricted from referring patients to other clinics). There can be no assurance, however, that such contracts will be enforced according to their terms and that the sellers will not begin competing with the Company.

   The Company also has acquired and may, on a selective basis in the future, acquire certain of its clinics from physical therapists. The Company believes that the referral base for such clinics is dependent, in part, on the reputation of the physical therapists at the clinic and their personal relationships with referring physicians, insurance companies, managed care organizations, lawyers and employers. The failure of these therapists to continue working at the clinic could jeopardize the relationship between such referral sources and the clinics. Accordingly, in such acquisitions, the Company attempts to enter into a management contract with the seller to continue working at the clinic for at least a transition period during which the Company attempts to develop independent relationships with the referral sources.

   The loss of referral sources has had and any such losses in the future may have a material adverse effect on the Company's clinics and operating results. In order to maintain revenues, the Company must provide services in a manner that continues to be attractive to referral sources without providing any form of prohibited remunerations as an inducement for referrals and, in most instances, develop additional referral sources. There can be no assurance the Company will be successful in maintaining and building a referral base for each of its clinics.

   POTENTIAL DIFFICULTIES IN MANAGING GROWTH. The Company's growth strategy will require expanded patient services and support, increased personnel throughout the Company, and expanded operational, financial and information systems to better produce, collect, analyze and report statistical data used to monitor and manage the Company's patient care delivery activities. There can be no assurance that the Company will be able to continue to manage expanded operations effectively. Failure to continue to implement such operational and financial systems and to continue to add such resources could have a material adverse impact on the Company's results of operations and financial condition.

   Rapidly growing businesses frequently encounter unforeseen expenses and delays in completing acquisitions, as well as difficulties and complications in integrating the acquired operations without disturbing the clinic's profitability, referral base or professional staff. Unforeseen expenses, delays, difficulties and complications could have a material adverse impact on the Company's results of operations and financial condition.

   REDUCTION IN REIMBURSEMENT AND UTILIZATION RATES. The health care industry is generally experiencing a trend toward cost containment as private and governmental payors seek to respond to escalating health care costs. One type of response has been to place limitations on reimbursement rates by capping or lowering fees or restricting the number of treatments which will be reimbursed for any given condition. All of the states in which the Company currently conducts business have fee schedules which limit the reimbursement rates under workers' compensation programs and, in some cases, for physical injuries incurred in automobile and other accidents. The Company expects that legislation limiting the reimbursement of fees for various outpatient services, including physical therapy services, will become more prevalent.

   The Company's financial results from operations have been materially and adversely impacted as a result of legislation in Hawaii, which became effective in July 1995. Regulations promulgated under this legislation reduce reimbursement rates and significantly reduce the number of permitted patient visits, which may further adversely impact the Company. Additional legislation may be adopted in Hawaii or in other states which also may adversely impact the Company.

   Reimbursement for the Company's services may also be limited by third-party payors, such as insurers and managed care organizations. Such payors often limit the amount of fees per visit, regardless of the number or type of therapies applied to the patient or otherwise limit by the terms of the managed care contract the amount of fees which may be charged. The Company expects the trend toward third-party payor limiting of reimbursement levels for various outpatient services, including outpatient rehabilitation services, will continue. As a consequence, there can be no assurance that reimbursement for the Company's rehabilitation services will remain at current levels. The reduction or limits upon reimbursement levels for the Company's services would adversely affect the profitability of or demand for the Company's services and could have an adverse impact on the Company's financial condition and liquidity. In addition, such payors are expected to continue to develop programs designed to control or reduce the cost of health care services which may adversely affect the profitability of or demand for the Company's services.

   PROHIBITIONS ON REFERRALS DUE TO GOVERNMENTAL REGULATIONS. As a health care provider, the Company is subject to extensive and changing federal, state and local regulations governing licensure, conduct of operations at its facilities, purchase or lease of its facilities, financial relationships with referral sources, and direct employment of physical therapists and other licensed professionals by a business corporation.

   Certain states have enacted legislation or regulations, or have interpreted existing physical therapy licensing laws, to prohibit or restrict business corporations, such as the Company, from practicing physical therapy through the direct employment of physical therapists. In other states, including states in which the Company currently operates, the courts or state officials have issued rulings or opinions stating or suggesting that health care professionals may not lawfully provide services as employees of business corporations such as the Company. To the Company's knowledge, these rulings and opinions have not been enforced to date. There can be no assurance, however, that these rulings or opinions, or subsequently issued similar or more restrictive rulings, opinions, legislation or regulations will not be issued, enacted or enforced in the future or, if enforced, that the Company can adapt its operations to comply with such rulings, opinions, legislation or regulations.

   The Social Security Act prohibits providers and others from soliciting, offering, receiving or paying, directly or indirectly any remuneration to induce either making a referral for a Medicare or Medicaid-covered service or item or ordering any covered service or item. Each violation of these antifraud and abuse laws may be punished by a fine of up to $25,000 or imprisonment for up to five years, or both, and may also be treated as violations of other criminal statutes with more severe penalties. In addition, the Medicare and Medicaid Patient and Program Protection Act of 1987 imposes civil sanctions for violation of these prohibitions, punishable by monetary fines, which can be substantial, and exclusion from the Medicare and Medicaid programs. Because these antifraud and abuse laws are quite broad in scope and have been expansively interpreted, they limit the manner in which the Company can pursue acquisitions from, market its services to, and contract for services with, physicians and other health care providers. Some interpretations of the antifraud and abuse laws would, as to clinics owned by the Company which serve Medicare or Medicaid patients, subject to scrutiny the ownership of debt or equity securities of the Company by referring physicians, including those from whom the Company has purchased physical therapy clinics. Further, representatives of the Office of the Inspector General of the U.S. Department of Social and Health Services ("OIG"), the agency with civil enforcement responsibility, have indicated their view that, under certain circumstances, a payment for goodwill in the context of a practice sale is contrary to such antifraud and abuse laws. Various state laws and regulations also prohibit "fee-splitting," rebating and/or the giving and accepting of referral fees or other consideration as compensation or inducement for patient referrals.

   In addition, under Section 1877 of the Social Security Act (known as "Stark II"), effective January 1, 1995, physicians are prohibited from referring Medicare or Medicaid patients for physical therapy and other services to an entity with which the physician has a "financial relationship." Referrals are permitted only if the financial relationship falls within a specific exception under the law. Certain provisions of Stark II are ambiguous and the scope of the prohibition in the law is broad, in part because "financial interest" is defined to include both "ownership or investment interests" of physicians in the entity providing services and

"compensation arrangements" between physicians and such providers. The statute provides that an "ownership or investment interest" may be through "debt, equity or other means." Penalties for violation of the statute include denial of Medicare or Medicaid payment, as the case may be. In addition, civil monetary penalties ($15,000 for each service, $100,000 for a scheme in violation of the statute, or $10,000 per day for false reporting) and program exclusion may be imposed under certain circumstances.

   A number of the Company's clinics derive a portion of their revenue from the Medicare or Medicaid programs. As to these clinics, any parties from whom the clinics were acquired on terms which establish a "financial relationship," or with whom the Company otherwise maintains a financial relationship not specifically permitted by Stark II, do not refer patients to the clinics and, therefore, management of the Company believes are not referral sources for purposes of Stark II and the anti-fraud and abuse laws. Conversely, patients at clinics acquired from referring physicians on terms which would otherwise establish a "financial relationship" under Stark II are either: (1) not covered by the Medicare or Medicaid programs or (2) treated without charge, i.e., neither the public health care programs nor the patient are billed for the services. Less than 10 percent of the Company's total net revenues are derived from Medicare and Medicaid programs.

   States in which the Company operates have enacted laws and/or adopted regulations, generally similar to Stark II, which restrict or prohibit health care practitioners (including physicians) from referring patients to health care facilities in which the practitioner has an ownership or other financial interest or with which the practitioner has some other form of financial relationship, subject to certain specific exceptions. These laws may apply regardless of whether the source of payment for the services involved is a public program, a private insurer, or some other payor.

   It is also possible that the prohibitions under the antifraud and abuse laws may be extended to all payors at the national level and apply regardless of whether the source of payment is the Medicare or Medicaid programs or some other public or private source of payment. If such legislation were enacted, or similar legislation were enacted in additional states, the Company may be required to restructure its relationships with certain of its referring physicians, which may adversely affect the Company's financial condition or operations.

   POTENTIAL ADVERSE IMPACTS ON RESULTS FROM OPERATIONS DUE TO HEALTH CARE REFORM. During 1995, various Congressional legislators introduced reform proposals intended to control health care costs, improve access to medical services for uninsured individuals and to balance the federal budget by the year 2002. These proposals included reduced rates of growth in the Medicare and Medicaid programs and proposals to block grant funds to the states to administer the Medicaid program. Certain of these budgetary proposals have been passed by both Houses of Congress, including passage of the resultant committee bills. These proposals were included in the 1995 budget reconciliation act, which the President of the United States vetoed. Significant changes in reimbursement levels under Medicare and changes in applicable governmental regulations could significantly affect the future results of operations of the Company. There can be no assurance that future legislation, health care or budgetary, or other changes in the administration or interpretation of governmental health care programs will not have an adverse effect on the results of operations of the Company.

   DEPENDENCE UPON MANAGEMENT AND CLINICAL PERSONNEL. The Company believes that its success in acquiring clinics and managing its operations effectively will continue to depend substantially upon the continued services of certain key management personnel. The loss of the services of any one or more of such persons could have a material adverse effect on the Company's business and prospects.

   The Company's operations are also dependent upon attracting and retaining highly-qualified physical therapists. It is generally recognized that the demand for physical therapists exceeds the available supply. As a result, the Company may experience difficulty recruiting and maintaining adequate staff. Certain of the Company's competitors are larger and have greater financial resources, which may provide such competitors with an advantage in attracting and retaining physical therapists.

   NEED TO EFFECTIVELY COMPETE WITH NATIONAL AND REGIONAL COMPANIES. The physical therapy rehabilitation industry is highly competitive and is subject to changes in the manner in which services are delivered and in which providers are selected. The Company competes for patients with the outpatient rehabilitation operations of acute care hospitals, managed care organizations and other outpatient physical therapy clinics, including those owned by large national or regional companies which have significantly greater financial resources than the Company. The success of the Company and its clinics depends upon its ability to maintain and establish satisfactory relationships with sources of patient referrals.

   The Company expects competition to intensify in certain markets, including the Pacific Northwest, as the larger national companies acquire or attempt to acquire clinics in market areas where such companies have not traditionally had a significant presence.

   SEASONALITY AND QUARTERLY VARIABILITY IN REVENUES AND EARNINGS. The Company generally experiences a decrease in revenues in some markets in the summer months of the third quarter and in certain markets in the fourth quarter of each year as the number of patient visits tends to decline during the holiday periods. In addition, the Company has grown and expects to continue to grow through a limited number of acquisitions. The timing, number and integration of the Company's acquisitions may cause financial results of operations to vary on a quarterly basis.

   The Company also may experience decreases in revenues as a result of inclement weather. For example, the Company experienced a higher than usual summer seasonal decrease in revenue in the Baltimore market in the third quarter of 1995 as unusually dry weather resulted in fewer personal injuries from automobile accidents, and in the first quarter of 1996 as severe snowfall prevented or discouraged patient attendance and caused the Company to close many of its clinics in this market for a number of days. Other unusual weather conditions, which prevent or discourage patients from attending their physical therapy sessions, also may adversely impact revenues in certain markets.

   On April 2, 1996, the Company announced that it had terminated its merger agreement with Horizon/CMS Healthcare Corporation ("Horizon") on that date. In connection with the proposed merger, the Company incurred certain expenses, including those payable to its counsels, accountants, investment bankers and consultants, which the Company estimates will total, in the aggregate, approximately $975,000. These expenses will be paid in the ordinary course of business and will be accounted for as a one-time non-recurring charge to earnings in the second quarter of 1996.


   From time to time, the Company also may consolidate or close clinics, reduce personnel or take other actions in connection with which it will incur certain expenses. These expenses usually will be paid in the ordinary course of business and may be accounted for as a one-time charge to earnings in the periods in which the action occurs.


   As of June 30, 1996, in Hawaii the Company completed the closure of two clinics and related operations and terminated 11 persons. The actions will result in a one-time charge to expense, in an amount estimated to be approximately $3.5 million, in the second quarter of 1996. These actions were taken by the Company in response to reduced revenues in the Hawaii market resulting from legislation enacted in Hawaii in 1995. That legislation has reduced reimbursement rates and led to a reduction in patient vists of approximately 50%. Of the total charge to be taken in the second quarter, an amount estimated to be approximately $115,000 represents expenses and charges associated with the closure of facilities, including the termination of clinic leases and disposal of fixed assets, an amount estimated to be approximately $30,000 represents employee severance payments, benefits and associated taxes, an amount estimated to be approximately $453,000 represents the write-off of net accounts receivable which the Company believes may be uncollectible as a result of the closure of the clinics and related operations, and an amount estimated to be approximately $2.9 million represents a reduction in goodwill and other intangibles associated with the closure of the clinics and related operations. The Company is unable to predict whether these actions will lead to improved results in 1996. The Company also is unable to predict whether additional actions will be taken in Hawaii in the future and, if taken, what impact such actions will have on the Company's operations and financial results. As a result of the closure of these two clinics and related operations, the Company now has five clinics in Hawaii.


   POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW; POSSIBLE ISSUANCES OF PREFERRED STOCK. The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquires at least 85 percent of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it becomes an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15 percent or more of the corporation's voting stock. This provision of the Delaware law could delay and make more difficult a business combination even if the business combination could be beneficial, in the short term, to the interests of the stockholders. This provision of the Delaware law also could limit the price certain investors might be willing to pay in the future for shares of the Company's Common Stock.

   In addition, shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company has no current plans to issue any shares of preferred stock.


                                     THE COMPANY


INTRODUCTION

   The Company provides physical therapy services to persons suffering from work, sports and accident related injuries. In March 1994, the Company merged with Pacific Rehab, Inc., an Oregon corporation. By way of closings on April 21, 1994 and May 9, 1994, the Company concluded an initial public offering of 2,760,000 shares of common stock (of which the Company sold 2,560,000 shares) at $6.00 per share (the "Offering").

   During the year ended December 31, 1994, the Company, directly and through subsidiaries, acquired 19 additional clinics in 12 transactions and opened two new clinics. At December 31, 1994, the Company owned and operated a total of 39 clinics located in eight states.

   In the first quarter of 1995, the Company acquired eight clinics in six different transactions. One of the acquisitions occurred in Tacoma, Washington and represented a new market for the Company. The remaining five acquisitions strengthened the Company's presence in the Southern California, Miami, Florida, and Baltimore, Maryland markets.

   The Company continued its acquisition activity in the second quarter of 1995. During this period, it acquired ten additional clinics in seven transactions and opened two new clinics. In April, the Company increased its presence in the Las Vegas, Nevada area when it acquired a practice with two clinics. In June, the Company substantially increased its presence in Western Washington when it acquired practices with clinics located in Silverdale, Tumwater, Chehalis, Kirkland, and Seattle, Washington. As of the end of the second quarter, the Company owned and operated 59 clinics.


   In the third quarter of 1995, the Company acquired fourteen additional clinics, including thirteen in the new market area of Portland, Oregon. The Company opened a new clinic in the Baltimore, Maryland area during the same time period. As of the end of the third quarter, the Company owned and operated a total of 74 clinics. During the fourth quarter, the Company closed and consolidated two clinics in Hawaii. As of June 30, 1996, in Hawaii the Company completed the closure of two clinics and related operations. As of the date hereof, the Company owns and operates a total of 70 clinics located in the states of Oregon, Washington, California, Nevada, Hawaii, Arizona, Texas, Mississippi, Florida, and Maryland.

   The Company intends to continue to expand its operations through internal growth, including opening new satellite clinics in existing markets, where appropriate, to provide geographic coverage and to meet market demand for services which cannot be reasonably satisfied at existing clinics, and through a limited number of acquisitions.

INDUSTRY BACKGROUND

   Rehabilitation is the process of restoring individuals disabled by injuries and recovering from surgery to their optimum level of physical capabilities. Rehabilitation services are provided on an inpatient and outpatient basis. On an outpatient basis, rehabilitation services are provided by physicians and licensed physical therapists in hospitals, managed care organizations and other outpatient physical therapy clinics, including those owned by large national or regional companies. Substantially all of the Company's services are provided on an outpatient basis.

   The Company believes the outpatient rehabilitation market will continue to grow primarily as the result of (i) the recognition of the cost-effectiveness of rehabilitation, (ii) the increased acceptance of rehabilitation by the health care industry, (iii) increasing emphasis on physical fitness and the treatment and prevention of sports injuries, (iv) the aging of the population and (v) earlier discharge from acute care hospitals to alternate sites. The Company also believes the outpatient rehabilitation market will continue to consolidate due to the highly fragmented nature of the market, growing legislative and payor pressure to prohibit or limit referrals by physicians to entities in which they have a financial interest, and the preference of managed care organizations and other third-party payors to contract with providers offering comprehensive, cost-effective outpatient rehabilitation programs on a regional or national basis.

SERVICES

   The goals of physical therapy are to improve a patient's physical strength and range of motion, reduce pain, help prevent reinjury and restore the ability to perform basic activities. The primary services provided collectively at the Company's clinics are:

   PHYSICAL THERAPY MODALITIES AND THERAPEUTIC EXERCISES. Each patient receives an initial evaluation by a licensed physical therapist upon which is based an individual rehabilitation program tailored for that patient. Treatment typically begins with acute pain relief through the use of therapy modalities such as ice packs, massage, ultrasound, heat, traction and electrical stimulation, and later includes such components as stretching, cardiovascular, and neuromuscular strengthening exercises.

   WORK HARDENING. Work hardening is a rehabilitation program that simulates the specific job activities of an injured worker in order to prepare the worker to return to work while addressing the issues of productivity, safety, physical tolerances and worker behavior. The goal is to prepare the patient to work a complete workday safely and without reinjury.

   FUNCTIONAL CAPACITY ASSESSMENT. Functional capacity assessments are used to evaluate the physical condition and endurance of a current or prospective employee to meet the requirements of employment. The assessment may be used by employers, insurers and other payors to estimate the extent of rehabilitation treatment needed or as an objective method of evaluating specific work capacity.

   PREVENTIVE SERVICES. The Company also provides services designed to prevent or avoid injuries in the work place. These preventive services, which may be performed at an employer's work site, include programs to teach employees proper body mechanics and techniques and detailed analysis of specific job activities, such as lifting, with the goal of changing how a job is performed to prevent injuries to employees.

MARKETING

   The Company is continuing to implement a three-tier marketing program at the local clinic, regional and corporate levels directed at physicians, insurance companies, managed-care organizations, lawyers and employers.

   At the local clinic level, the physical therapists are expected to maintain relationships with existing referral sources and to establish relationships with new referral sources, typically physicians, in the clinic's geographic area.

   The Company has at least one full-time marketing position for each of eight of its nine regions, and expects that a marketing position will be added to additional regions when necessary. Regional marketing personnel provide support to clinical personnel in their marketing efforts and are responsible for developing and expanding business relationships with all referral sources such as insurance companies, managed care organizations, lawyers and employers, as well as the physicians targeted by the clinical personnel.

   At the corporate level, the regional presidents concentrate on establishing contracts with multi-regional managed care organizations, insurance companies and employers. In addition, the regional presidents are expected to work with and support the efforts of the regional marketing personnel.

   The Company is aware of the growing importance of managed care organizations in controlling patient referrals and their demand for high quality, cost-effective care from service providers with a regional presence. Accordingly, both its corporate and regional marketing personnel devote substantial efforts to building relationships with these organizations. The Company has been able to secure contracts and establish relationships with such organizations in the past and believes that its sales and marketing efforts will allow it to acquire additional contracts from and establish additional relationships with managed care organizations in the future.

SEASONALITY AND QUARTERLY VARIABILITY

   The Company generally experiences a decrease in revenues in some markets in the summer months of the third quarter and in certain markets in the fourth quarter of each year as the number of patient visits tends to decline during the holiday periods. In addition, the Company has grown and expects to continue to grow through a limited number of acquisitions. The timing, number and integration of the Company's acquisitions may cause financial results of operations to vary on a quarterly basis.

   The Company also may experience decreases in revenues as a result of inclement weather. For example, the Company experienced a higher than usual summer seasonal decrease in revenue in the Baltimore market in the third quarter of 1995 as unusually dry weather resulted in fewer personal injuries from automobile accidents, and in the first quarter of 1996 as severe snowfall prevented or discouraged patient attendance and caused the Company to close many of its clinics in this market for a number of days. Other unusual weather conditions, which prevent or discourage patients from attending their physical therapy sessions, also may adversely impact revenues in certain markets.

   On April 2, 1996, the Company announced that it had terminated its merger agreement with Horizon/CMS Healthcare Corporation ("Horizon") on that date. In connection with the proposed merger, the Company incurred certain expenses, including those payable to its counsels, accountants, investment bankers and consultants, which the Company estimates will total, in the aggregate, approximately $975,000. These expenses will be paid in the ordinary course of business and will be accounted for as a one-time non-recurring charge to earnings in the second quarter of 1996.


   From time to time, the Company also may consolidate or close clinics, reduce personnel or take other actions in connection with which it will incur certain expenses. These expenses usually will be paid in the ordinary course of business and may be accounted for as a one-time charge to earnings in the periods in which the action occurs.


   As of June 30, 1996, in Hawaii the Company completed the closure of two clinics and related operations and terminated 11 persons. The actions will result in a one-time charge to expense, in an amount estimated to be approximately $3.5 million, in the second quarter of 1996. These actions were taken by the Company in response to reduced revenues in the Hawaii market resulting from legislation enacted in Hawaii in 1995. That legislation has reduced reimbursement rates and led to a reduction in patient vists of approximately 50%. Of the total charge to be taken in the second quarter, an amount estimated to be approximately $115,000 represents expenses and charges associated with the closure of facilities, including the termination of clinic leases and disposal of fixed assets, an amount estimated to be approximately $30,000 represents employee severance payments, benefits and associated taxes, an amount estimated to be approximately $453,000 represents the write-off of net accounts receivable which the Company believes may be uncollectible as a result of the closure of the clinics and related operations, and an amount estimated to be approximately $2.9 million represents a reduction in goodwill and other intangibles associated with the closure of the clinics and related operations. The Company is unable to predict whether these actions will lead to improved results in 1996. The Company also is unable to predict whether additional actions will be taken in Hawaii in the future and, if taken, what impact such actions will have on the Company's operations and financial results. As a result of the closure of these two clinics and related operations, the Company now has five clinics in Hawaii.


COMPETITION

   The physical therapy rehabilitation industry is highly competitive and subject to changes in the manner in which services are delivered and in which providers are selected. The Company competes for patients with the outpatient rehabilitation operations of acute care hospitals, managed care organizations and with other outpatient physical therapy clinics, including those owned by large national companies such as HEALTHSOUTH Rehabilitation Corp. (including the former operations of Caremark International, Inc.), Horizon/CMS Healthcare Corporation, Living Centers of America, Inc. (including the former operations of Rehability Corporation), and NovaCare, Inc. (including the former operations of RehabClinics, Inc.).

   The Company also competes with other healthcare companies in acquiring clinics. Several larger national companies with substantially greater financial resources than the Company, such as those named above, have been actively acquiring outpatient rehabilitation clinics. SEE RISK FACTORS--NEED TO EFFECTIVELY COMPETE WITH NATIONAL AND REGIONAL COMPANIES.

GOVERNMENTAL REGULATIONS

   The Federal Medicare/Medicaid Anti-Fraud and Abuse Amendments of 1977 to the Social Security Act (the "Anti-Kickback Law") make it a criminal felony offense knowingly and willfully to offer, pay, solicit or receive remuneration in order to induce business for which reimbursement is provided under the Medicare or Medicaid programs. In addition to criminal penalties, including fines up to $25,000 and five years imprisonment, violations of the Anti-Kickback Law can lead to civil monetary penalties and exclusion from the Medicare and Medicaid programs. The scope of prohibited payments in the Anti-Kickback Law is broad and includes economic arrangements involving hospitals, physicians and other health care providers, including joint ventures, space and equipment rentals, purchases of physician practices and management and personal services contracts. Federal regulations describe certain arrangements that will not be deemed to constitute violations of the Anti-Kickback Law. These "safe harbor" regulations define certain practices that will be exempted from prosecution or other enforcement action regarding inducements for referrals. Activities that fall outside of the safe harbor rules include a wide range of activities frequently engaged in between physicians, other providers and others. The application of the safe harbor regulations could lead to a conclusion that certain arrangements outside the safe harbors are subject to investigation and/or prosecution. Failure to comply, however, does not mean that a health care provider will be prosecuted for violation, or even that the activity is a violation of the law. Because the regulations describe safe harbors and do not purport to describe comprehensively all lawful or unlawful economic arrangements or other relationships between health care providers and referral sources having these arrangements or relationships may not be required to alter them in order to ensure compliance with the Anti-Kickback Law.

   In addition, under Section 1877 of the Social Security Act (known as "Stark II"), effective January 1, 1995, physicians are prohibited from referring Medicare or Medicaid patients for physical therapy and other "designated health services" to an entity with which the physician has a "financial relationship." Referrals are permitted only if the financial relationship falls within a specific exception under the law. Certain provisions of Stark II are ambiguous and the scope of the prohibition in the law is broad, in part because "financial interest" is defined to include both "ownership of investment interests" of physicians in the entity providing services and "compensation arrangements" between physicians and such providers. The statute provides that an "ownership of investment interest" may be through "debt, equity or other means." Penalties for violation of the statute include denial of Medicare or Medicaid payment, as the case may be. In addition, civil monetary penalties ($15,000 for each service, $100,000 for a scheme in violation of the statute, or $10,000 per day for false reporting) and program exclusion may be imposed under certain circumstances.

   Aside from federal law, certain states in which the Company operates have enacted laws and/or adopted regulations, generally similar to the federal anti-referral laws, which restrict or prohibit health care practitioners (including physicians) from referring patients to health care facilities in which the practitioner has an ownership or other financial interest or with which the practitioner has some other form of financial relationship, subject to certain specific exceptions. Various state laws and regulations also prohibit "fee-splitting," rebating and/or the giving and accepting of referral fees or other consideration as compensation or inducement for patient referrals. These laws may apply regardless of whether the source of payment for the services involved is a public program, a private insurer, or some other payor.

   Because these anti-fraud and abuse laws are quite broad in scope and have been expansively interpreted, they limit the manner in which the Company can pursue acquisitions from, market its services to, and contract for services with, physicians and other health care providers. For example, representatives of the Office of Inspector General, Department of Health and Human Services, the agency with civil enforcement responsibility, have indicated their view that, under certain circumstances, a payment for goodwill in the context of a practice sale is contrary to such anti-fraud and abuse laws.

   A number of the Company's clinics derive a portion of their revenue from the Medicare or Medicaid programs. As to these clinics, any parties from whom the clinics were acquired on terms which establish a "financial relationship," or with whom the Company otherwise maintains a financial relationship not specifically permitted by Stark II, do not refer patients to the clinics and, therefore, management of the Company believes are not referral sources for purposes of Stark II and the anti-fraud and abuse laws. Conversely, patients at clinics acquired from referring physicians on terms which would otherwise establish a "financial relationship" under Stark II are either: (1) not covered by the Medicare or Medicaid programs or (2) treated without charge, i.e., neither the public health care programs nor the patient are billed for the services. Less than 10 percent of the Company's total net revenues are derived from Medicare and Medicaid programs.

   The Company complies with state anti-referral laws by attempting to ensure that its financial arrangements with referring physicians fall within an exception to the referral prohibition or by refraining from entering into financial relationships with referring physicians. In particular, where state laws similar to Stark II contain prohibitions generally similar to Stark II which are applicable regardless of the payment source for the services which the Company provides, any parties from whom the clinics were acquired on terms which establish a "financial relationship," or with whom the Company otherwise maintains a financial relationship not permitted under state law, do not refer patients to the clinics involved.

   It is possible that the prohibitions under the federal anti-referral laws may be extended to all payers at the national level and apply regardless of whether the source of payment is the Medicare or Medicaid programs or some other public or private source of payment. If such legislation were enacted, or similar legislation were enacted in additional states, the Company may be required to restructure its relationships with certain of its referring physicians, which may adversely affect the Company's financial condition or operations.

EMPLOYEES


   At June 28, 1996, the Company had 611 employees. None of the Company's employees are represented by a labor union. Management believes its relations with its employees are good.


PROPERTIES

   The Company leases all of the properties used for its rehabilitation clinics and executive offices, with lease terms ranging from month to month to seven years. The Company believes that replacement premises will be available on favorable terms in the event one or more of its leases are terminated. The Company intends to continue to lease the premises in which new centers are located.

LEGAL PROCEEDINGS

   In the ordinary course of its business, the Company may be subject from time to time to claims and legal actions. The Company has no history of material claims and no material actions are currently pending against the Company.

   The Company maintains professional malpractice liability coverage on its physical therapy and technical employees in the amount of $2,000,000 per occurrence and $4,000,000 in the aggregate as well as $1,000,000 of general premises liability insurance inclusive of rehabilitation centers and its executive offices. In addition, the Company maintains a $10,000,000 umbrella over the general liability insurance. The Company believes its insurance policies to be sufficient in amount and coverage for its current operations.

                                 SELLING SHAREHOLDERS

   The following table provides certain information with respect to the Shares beneficially held and to be offered under this Prospectus from time to time by each Selling Shareholder. Because the Selling Shareholders may sell all or part of their Shares pursuant to this Prospectus, and this Offering is not being underwritten, no estimate can be given as to the number of and percentage of Shares that will be held by the Selling Shareholders upon termination of this Offering. If all the Shares listed below are sold, the Selling Shareholders will not hold any outstanding shares of Common Stock upon termination of this Offering; however, certain Selling Shareholders hold options, warrants or convertible notes to purchase Company Stock of the Company.


                                              NUMBER OF SHARES TO
                                               BE ACQUIRED UPON
                                NUMBER OF         CONVERSION
      SHAREHOLDER              SHARES HELD    OF PROMISSORY NOTE       TOTAL
      -----------               -----------    ------------------       -----
Shaik M. Saheb, M.D.             66,414                                66,414
Stephen B. Tollefson             40,259                                40,259
James Whitesel                   20,833                                20,833
Gary McFarland, R.P.T.           30,556                                30,556
Daniel R. Coleman, P.T. and      35,000                                35,000
Ingrid P. Coleman, P.T.
Edward L. Frye                   72,088                                72,088
Medical Dental Development
Services, Inc.                    5,690                                 5,690
Michael C. Gibbons, P.T. (A)    285,714                               285,714
Robert E. Burles                 21,429            14,286              35,715
Vinton R. Mougey                 21,429            14,286              35,715
Roger J. Miller Charitable       64,286                                64,286
 Remainder Unitrust
Paul Winklesky and                                 34,286              34,286
Nancy Winklesky
The Paul and Nancy Winklesky     28,571                                28,571
 Charitable Remainder Trust,
 U/A/D 6-__-95
Roger Giles and Diane Giles      66,000                                66,000
C. George Eischen               125,504                               125,504
James R. Weggenman               25,715            34,286              60,001
 Dennis Pittelko, P.T.           40,163                                40,163
Bruce Peterson, P.T.             17,212            50,625              67,837
John Phillipe                                      65,715              65,715
Wayne Crinklaw                                     65,715              65,715
                             ----------            ------             -------

TOTAL (B)                       966,863           279,199           1,246,062
                             ----------        ----------          ----------
                             ----------        ----------          ----------


(A) Figures do not include options held by Michael Gibbons to acquire 15,000 shares of the Company's Common Stock under the Company's 1993 Amended and Restated Combination Stock Option Plan, as amended.


(B) Figures do not include options to acquire 15,000 shares of the Company's Common Stock under the Company's 1993 Amended and Restated Combination Stock Option Plan, as amended

                                 PLAN OF DISTRIBUTION

    The Shares may be sold from time to time by the Selling Shareholders directly or through brokers, agents or dealers who may receive compensation in the form of commissions. The Shares may be sold in the over-the-counter market on the Nasdaq Stock Market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at prices otherwise negotiated. Any such brokers, agents or dealers who effect a sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. The Company reserves the right to suspend transfers of the Shares if, in its reasonable judgment, such suspension is necessary to ensure that all material information about the Company has been properly disseminated to the public.

    The Company has advised each Selling Shareholder that he or she and any such brokers, dealers or agents who effect a sale of the Shares are subject to the prospectus delivery requirements under the Securities Act. The Company also had advised each Selling Shareholder that in the event of a "distribution" of his Shares, such Selling Shareholder and any broker, dealer or agent who participates in such distribution may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-6.

    The Company will pay substantially all of the expenses incident to the registration of the Shares, estimated to be approximately $16,041, as generally required pursuant to the agreements referred to elsewhere herein setting forth the Company's obligations to register the respective Shares owned by the Selling Shareholders.


    The Company's Common Stock is traded over-the-counter on the Nasdaq Stock Market. The last reported sale of the Company's Common Stock on July 22, 1996 was $4.00 per share. Prospective purchasers should obtain current information regarding the trading price of the Common Stock.


                                    LEGAL MATTERS

    The legality of the securities offered hereby is being passed upon for the Company by Garvey, Schubert & Barer, Portland, Oregon.

                                       EXPERTS

    The consolidated financial statements of Pacific Rehabilitation & Sports Medicine, Inc. as of December 31, 1995 and 1994 and for the two years in the period ended December 31, 1995 incorporated by reference into this Prospectus and Registration Statement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The combined financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated July 21, 1995 (filed August 7, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed October 6, 1995 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Physical Therapy Clinic of Tualatin, Inc.; Roger J. Miller Enterprises, Inc. dba Lake Oswego Physical Therapy; John Phillipe and Wayne Crinklaw dba Hillsboro Physical Therapy Clinic; Northwest Physical Therapy Clinic, Inc.; Eischen Physical Therapy Inc.; and Longview Physicians' Physical Therapy Services, P.S. as of December 31, 1994 and for the year ended December 31, 1994 and Oregon City Physical Therapy, Inc. as of October 31, 1994 and for the year ended October 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit B, dated July 21, 1995 (filed August 7, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed October 6, 1995 and Amendment No. 2 on Form 8-K/A filed March 25,
1996) of Samuel H. Esterson, P.T. as of December 31, 1994 and for the year ended December 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated June 13, 1995 (filed July 19, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed September 18, 1995 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Michael C. Gibbons, P.T. dba Tigard Physical Therapy as of December 31, 1994 and for the year ended December 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated June 6, 1995 (filed June 21, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed August 21, 1995 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Northwest Evaluation for the Injured, Inc. as of December 31, 1994 and for the year ended December 31, 1994 has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated April 28, 1995 (filed May 9, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed July 12, 1995) of Arthritis, Trauma & Sports Physical Therapy, Inc. as of December 31, 1994 and for the year ended December 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, filed March 6, 1995 (filed March 22, 1995) (as amended by Amendment No. 1 on Form 8-K/A dated May 19, 1995) of Center for Industrial Medicine, Inc. as of December 31, 1994 and for the year ended December 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated January 31, 1995 (filed February 15, 1995) (as amended by Amendment No. 1 on Form 8-K/A filed April 17, 1995) of NW Center for Sports Medicine and Physical Therapy, Inc. as of December 31, 1994 and for the year ended December 31, 1994 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated May 14, 1994 (filed May 27, 1994) (as amended by Amendment No. 1 on Form 8-K/A filed July 29, 1994 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Professional Athletic Rehabilitation, Inc. as of December 31, 1993 and for the year ended December 31, 1993 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form K-8 in Exhibit B, dated May 14, 1994 (filed May 27, 1994 (as amended by Amendment No. 1 on Form 8-K/A filed July 29, 1994 and Amendment No. 2 on Form 8-K/A filed March 25,
1996) of Michael D. Mericle, P.T. as of December 31, 1993 and for the year ended December 31, 1993 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8/K in Exhibit C, dated May 14, 1994 (filed May 27, 1994) (as amended by Amendment No. 1 on Form 8-K/A filed July 29, 1994 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Care Concepts, Inc., dba Pacific Physical Therapy as of December 31 ,1993 and for the year ended December 31, 1993 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements incorporated in this Prospectus by reference to the Pacific Rehabilitation & Sports Medicine, Inc. Form 8-K in Exhibit A, dated June 27, 1994 (filed July 5, 1994) (as amended by Amendment No. 1 on Form 8-K/A filed September 12, 1994 and Amendment No. 2 on Form 8-K/A filed March 25, 1996) of Advance Rehabilitation Technologies, Inc. as of December 31, 1993 and for the year ended December 31, 1993 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements and schedule of Pacific Rehabilitation & Sports Medicine, Inc. and subsidiaries for the year ended December 31, 1993, incorporated by reference herein or in the Registration Statement have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                  PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


    The attached pro forma condensed combined statement of operations gives effect to the Company's acquisitions of businesses during 1995 as if each such business had been acquired on January 1, 1995. The statement does not purport to be indicative of the results which would have actually been obtained had the acquisitions occurred as of January 1, 1995, or which may be obtained in the future. The statement should be read in conjunction with (a) the historical financial information of the acquired businesses and (b) the Company's Annual Report on Form 10-K for the period ended December 31, 1995, as amended by Amendment No. 2 on Form 10-K/A, filed July 11, 1996.

PACIFIC REHABILITATION & SPORTS MEDICINE, INC. AND SUBSIDIARIES

INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------



                                                                            Page
Introduction to Unaudited Pro Forma Financial Statements.....................P-2


Pacific Rehabilitation & Sports Medicine, Inc. and
  Subsidiaries Unaudited Pro Forma Statement of
  Operations for the Year Ended December 31, 1995............................P-3


Notes to Unaudited Pro Forma Financial Statements............................P-4

PACIFIC REHABILITATION & SPORTS MEDICINE, INC. AND SUBSIDIARIES

INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


The Company's unaudited pro forma statement of operations for the year ended December 31, 1995 (on page P-3) give effect to acquisitions effected during the periods, as if all such transactions effected during the periods had occurred on January 1, 1995. The unaudited pro forma statements of operations for the year ended December 31, 1995 include historical results of operations of Pacific Rehab for its fiscal year ended December 31, 1995 and the results of operations of the acquisitions for varying fiscal periods to the extent not already included in the historical amounts of Pacific Rehab as more fully described in the accompanying notes to the unaudited pro forma financial statements. The historical amounts have been adjusted by giving effect to the assumptions and adjustments included in the accompanying notes to the unaudited pro forma financial statements.

The following pro forma financial information may not necessarily reflect the financial condition or results of operations of Pacific Rehab or of the companies on a combined basis, which would have actually resulted had the transactions referred to above occurred as of the date and for the periods indicated or reflect the future earnings of Pacific Rehab or of the companies on a combined basis. The pro forma financial information should be read in conjunction with the accompanying notes to the unaudited pro forma financial statements and the financial statements of Pacific Rehab and other acquisitions included or incorporated by reference herein.

PACIFIC REHABILITATION & SPORTS MEDICINE, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                Historical          Acquisitions     Pro forma
                           Pacific      Acqui-                         after
                           Rehab       sitions(1) adjustments(2)(3) acquisitions
                           -------     ---------- ----------------- ------------
                                 (in thousands, except per share amounts)

Net revenues              $ 35,073        $ 7,603      $       -     $ 42,676
Cost of revenues            20,223          4,465              -       24,688
                          --------       --------      ---------     --------

   Gross profit             14,850          3,138              -       17,988
                          --------       --------      ---------     --------

Operating expenses:
  Selling, general and
    administrative
    expenses                 8,993          1,248              -       10,241
  Depreciation and
    amortization             1,923            112            224        2,259
                          --------       --------      ---------     --------

                            10,916          1,360          (224)       12,500
                          --------       --------      ---------     --------

  Operating income           3,934          1,778          (224)        5,488
                          --------       --------      ---------     --------


Nonoperating (expense)
  income:
  Interest expense         (1,153)              -          (240)      (1,393)
  Interest income               14              -              -           14
                          --------       --------      ---------     --------
                           (1,139)              -          (240)      (1,379)
                          --------       --------      ---------     --------
  Earnings before
    income taxes             2,795          1,778          (464)        4,109

Income taxes                 1,202              -            568        1,770
                          --------       --------      ---------     --------

  Earnings from
  continuing operations   $  1,593       $  1,778      $ (1,032)     $  2,339
                          --------       --------      ---------     --------
                          --------       --------      ---------     --------

Earnings from continuing
  operations per common
  and common equivalent
  share                   $   0.20                                   $   0.27
                          --------                                   --------
                          --------                                   --------


Weighted average shares
  outstanding:
  Primary                    7,894                                      8,716
                          --------                                   --------
                          --------                                   --------

PACIFIC REHABILITATION & SPORTS MEDICINE, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------

I.   Explanation of Pro Forma Adjustments

     (1)  Pro Forma Statements of Operations

     The Company's unaudited pro forma statements of operations for the year ended December 31, 1995 include: (i) the historical results of operations of the Company for the year ended December 31, 1995, (ii) the historical results of operations of the Company's individually significant acquisitions accounted for under the purchase method of accounting for the period from January 1, 1995 through the dates of acquisition which occurred throughout the year ended December 31, 1995, and (iii) the historical results of operations of the Company's immaterial acquisitions accounted for under the purchase method of accounting for periods from January 1, 1995 through the date of acquisition, which occurred throughout the year ended December 31, 1995. The following table presents the historical results of operations for the Company's individually significant acquisitions, presented separately, and the Company's individually immaterial, presented in the aggregate:


                                               Arthritis   Longview
                                               Trauma &    Physicians
                                  Center for    Sports      Physical    Hillsboro     Tigard     Clem G.                   Total
                                  Industrial   Physical     Therapy      Physical    Physical   Eischen,   Immaterial     Company
                                   Medicine    Therapy   Services, P.S.   Therapy     Therapy     P.C.    Acquisitions Acquisitions
                                  Historical  Historical   Historical   Historical  Historical Historical  Historical    Historical
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
Net revenues                         $ 348       $ 324       $ 838       $ 306       $ 597       $ 567     $ 4,623     $ 7,603
Cost of revenues                       139         109         420         101         301         382       3,013       4,465
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
   Gross profit                        209         215         418         205         296         185       1,610       3,138
Operating expenses:
   Selling, general and
     administrative expenses            92          76          63          38          51          42         886       1,248
   Depreciation and
     amortization                        2           1           -         (5)          12           9          93         112
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                        94          77          63          33          63          51         979       1,360
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
Operating income                       115         138         355         172         233         134         631       1,778
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------

Nonoperating income (expense):
   Interest expense                      -           -           -           -           -           -           -           -
   Interest income                       -           -           -           -           -           -           -           -

                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                         -           -           -           -           -           -           -           -
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------

Earnings before income taxes         $ 115       $ 138         355         172         233         134      $  631     $ 1,778
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------


PACIFIC REHABILITATION & SPORTS MEDICINE, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------

    (2) The Company's Individually Significant and Individually Immaterial Acquisition Adjustments for the Year Ended December 31, 1995:

    The following table presents the pro forma adjustments for: (i) the Company's individually significant acquisitions, presented separately, and the Company's immaterial acquisitions, presented in the aggregate, to reflect the results of operations of all these acquisitions to the extent not included in the Company's historical results of operations for the year ended December 31, 1995 as if such acquisitions had occurred as of January 1, 1995:


                                               Arthritis   Longview
                                               Trauma &    Physicians
                                  Center for    Sports      Physical    Hillsboro     Tigard     Clem G.                   Total
                                  Industrial   Physical     Therapy      Physical    Physical   Eischen,   Immaterial     Company
                                   Medicine    Therapy   Services, P.S.   Therapy     Therapy     P.C.    Acquisitions Acquisitions
                                  Historical  Historical   Historical   Historical  Historical Historical  Historical    Historical
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------

Net revenues                       $     -    $      -    $      -      $    -      $    -      $    -      $    -      $    -
Cost of revenues                         -           -           -           -           -           -           -           -
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
   Gross profit                          -           -           -           -           -           -           -           -
Operating expenses:
   Selling, general and
     administrative expenses             -           -           -           -           -           -           -           -
   Depreciation and
     amortization                        5          13          15          30          24          15         122         224
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                       (5)        (13)        (15)        (30)        (24)        (15)       (122)       (224)
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
Operating income                       (5)        (13)        (15)        (30)        (24)        (15)       (122)       (224)
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
Nonoperating income (expense):
   Interest expense                   (13)        (23)        (54)        (47)           -           -       (103)       (240)
   Interest income                       -           -           -           -           -           -           -           -
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                      (13)        (23)        (54)        (47)           -           -       (103)       (240)
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------

Earnings before income taxes      $   (18)    $   (36)        (69)        (77)        (24)        (15)     $ (225)      $(464)
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------
                                  ----------  ----------   ----------   ----------  ---------- ----------  ----------    ----------



    The aggregate purchase price of the Company's individually significant and individually immaterial acquisitions for the year ended December 31, 1995 approximated $27,803, consisting of the payment of cash, issuance of the Company's common stock and the issuance of debt. The Company's adjustments for the year ended December 31, 1995 consist of the following:

         (a) Adjustments for the year ended December 31, 1995 have been recorded to reflect additional depreciation and amortization expense in connection with the above acquisitions, respectively. These amounts are comprised of: (i) additional depreciation expense on property and equipment recorded as a result of the allocation of the purchase price based on an average depreciable life of 7 years and (ii) additional amortization expense on goodwill recorded as a result of the allocation of the purchase price to goodwill based on an amortization period of 40 years.

         (b) Adjustments for the year ended December 31, 1995 have been recorded to reflect additional interest expense in connection with the above acquisitions. These amounts are comprised of additional interest expense in connection with additional debt incurred to fund the acquisitions. These amounts were computed based on: (i) additional debt incurred, (ii) stated interest rates on the additional debt and (iii) prorated for the period from January 1, 1995 through the date of acquisition.


    (3)  Income Taxes:

    An effective tax rate of 40% has been applied to all acquisitions for all periods, except with respect to the Company on an historical basis, for which the actual historical effective tax rate has been maintained.

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses relating to the registration of the Shares will be borne by the Company. Such expenses are estimated to be as follows:


SEC Registration Fee    $ 3,041.00

Accountant's fees*      $ 4,000.00

Printing fees*          $ 1,000.00

Legal fees*             $15,000.00

    Total*              $23,041.00

*Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the General Corporation Law of the State of Delaware, as amended, the Company has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the Company if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provision.

    Article VI of the Company's Amended and Restated Bylaws provides indemnification to directors and officers of the Company against all expenses, liability and loss incurred as a result of such persons being a party to, or threatened to be made a party to, any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company if the person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal act or proceeding, that the person had no reasonable cause to believe his or her conduct was unlawful.

    The Company also has entered into indemnification agreements with its officers and directors and has purchased directors' and officers' liability insurance.

ITEM 16.  LIST OF EXHIBITS.

Exhibit Number     Description
- --------------      -----------
    5              Opinion of Garvey, Schubert & Barer

    23.1           Consent of Price Waterhouse LLP

    23.2           Consent of Grant Thornton LLP

    23.3           Consent of Garvey, Schubert & Barer
                   (included in Exhibit 5)

    24.1*          Power of Attorney of Frank Jungers

    24.2*          Power of Attorney of John Elorriaga

*Filed previously

ITEM 17.  UNDERTAKINGS.

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously discussed in the registration statement or any material change to such information in the registration statement.

                   PROVIDED, HOWEVER, that paragraphs (a)(1)(i) an d(a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
         Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on July 23, 1996.


                             Registrant:    Pacific Rehabilitation & Sports
                                            Medicine, Inc.


                             By:  /s/ Bill Barancik
                                  ----------------------------------------
                                  Bill Barancik
                                  President and Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    Signature                     Title                              Date
    ---------                     -----                              ----

/s/ Bill Barancik            President and Chief                July 23, 1996
- -------------------------    Executive Officer
Bill Barancik                     (Principal Executive Officer)



/s/ William A. Norris        Executive Vice President           July 23, 1996
- -------------------------    - Finance and Administration
William A. Norris            (Principal Financial and
                             Accounting Officer)



/John A. Elorriaga/*         Director                           July 23, 1996
- -------------------------
John A. Elorriaga



/Frank Jungers/*             Director                           July 23, 1996
- -------------------------
Frank Jungers



* By /s/ William A. Norris                                      July 23, 1996
    ----------------------
    William A. Norris
    Attorney-In-Fact

                                    EXHIBIT INDEX


Exhibit Number     Description
- --------------     -----------
    5              Opinion of Garvey, Schubert & Barer

    23.1           Consent of Price Waterhouse LLP

    23.2           Consent of Grant Thornton LLP

    23.3           Consent of Garvey, Schubert & Barer (included in Exhibit 5)

    24.1*          Power of Attorney of Frank Jungers

    24.2*          Power of Attorney of John A. Elorriaga

* Filed previously